                                                FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-89796

                   5 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2007

                                  GENCORP INC.

                   PROSPECTUS SUPPLEMENT DATED AUGUST 1, 2002
                       TO PROSPECTUS DATED JULY 15, 2002

    The selling securityholders table on pages 47-49 of the prospectus is hereby amended to update the information to include the following entities as selling securityholders in the prospectus and to list their total respective amounts of 5 3/4% Convertible Subordinated Notes due 2007:

                                                AGGREGATE
                                             PRINCIPAL AMOUNT                     COMMON         COMMON
                                               OF NOTES AT      PERCENTAGE        STOCK          STOCK
                                              MATURITY THAT      OF NOTES     OWNED PRIOR TO   REGISTERED
NAME                                           MAY BE SOLD      OUTSTANDING     CONVERSION     HEREBY(1)
----                                         ----------------   -----------   --------------   ----------
AIG DKR Sound Shore Opportunity Holding
  Fund Ltd. (formerly DKR Fixed Income
  Holding Fund Ltd.)(2)....................    $ 2,000,000         1.3%             --           108,577
Alpine Associates(3).......................     11,850,000         7.9%             --           643,322
Alpine Partners, L.P.(4)...................      1,600,000           1%             --            86,862
JMG Capital Partners, LP(5)................      9,563,000         6.3%             --           519,163
JMG Triton Offshore Fund, Ltd.(6)..........      9,562,000         6.3%             --           519,109
Sunrise Partners LLC(7)....................     15,000,000          10%             --           814,332
Wachovia Securities Inc....................      5,455,000         3.6%             --           296,145

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(1) Assumes conversion of all of the holder's notes at a conversion rate of
    54.2888 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate will be subject to adjustment as described under "Description of the Notes--Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) This selling securityholder was previously listed as holding $3,000,000 of the notes. This information supersedes all prior information regarding AIG DKR Sound Shore Opportunity Holding Fund Ltd.

(3) This selling securityholder was previously listed as holding $10,000,000 of the notes. This information supersedes all prior information regarding Alpine Associates.

(4) This selling securityholder was previously listed as holding $700,000 of the notes. This information supersedes all prior information regarding Alpine Partners L.P.

(5) This selling securityholder was previously listed as holding $1,000,000 of the notes. This information supersedes all prior information regarding JMG Capital Partners, LP.

(6) This selling securityholder was previously listed as holding $1,000,000 of the notes. This information supersedes all prior information regarding JMG Triton Offshore Fund, Ltd.

(7) This selling securityholder was previously listed as holding $10,500,000 of the notes. This information supersedes all prior information regarding Sunshine Partners LLC.

    The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the notes and common stock may be known by certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change over time. Any changed information will be set forth in supplements or amendments to this prospectus.